

Univoice Corporation, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2019 & 2020



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Univoice Corporation, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2019 & 2020 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
July 7, 2021
Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2020	**2019**
ASSETS		
Current Assets		
Cash and Cash Equivalents	48,101	3,643
Prepayments	933	963
Total Current Assets	49,034	4,606
TOTAL ASSETS	49,034	4,606
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	44,952	33,590
Total Current Liabilities	44,952	33,590
Long-term Liabilities		
Loan from Shareholders	105,852	78,295
Accrued Interest	3,722	2,510
Total Long-Term Liabilities	109,575	80,805
TOTAL LIABILITIES	154,527	114,395
EQUITY		
Common Stock	89	90
Additional Paid in Capital - Common Stock	430,478	426,727
Preferred Stock	3	-
Additional Paid in Capital - Preferred Stock	130,874	-
Deferred Compensation	(2)	(75,004)
Accumulated Deficit	(666,934)	(461,603)
Total Equity	(105,492)	(109,789)
TOTAL LIABILITIES AND EQUITY	49,034	4,606

Statement of Operations

	Year Ended December 31,	
	2020	**2019**
Other Revenue	1,000	43
Cost of Sales	-	-
Gross Profit	1,000	43
Operating Expenses		
Advertising and Marketing	44,970	153,545
General and Administrative	157,563	282,393
Total Operating Expenses	202,533	435,939
Operating Income	(201,533)	(435,896)
Interest Expense	3,798	3,123
Net Income	(205,331)	(439,019)

Statement of Cash Flows

	Year Ended December 31,	
	2020	2019
OPERATING ACTIVITIES		
Net Income	(205,331)	(439,019)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable	11,362	32,090
Restricted Stock Grant	(56,250)	100,000
Deferred Compensation	75,001	-
Accrued Interest	1,212	2,445
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	31,325	134,536
Net Cash provided by Operating Activities	(174,006)	(304,483)
INVESTING ACTIVITIES		
Prepayments	30	(963)
Net Cash provided by Investing Activities	30	(963)
FINANCING ACTIVITIES		
Issuance of Common Stock	60,000	244,500
Issuance of Preferred Stock	130,877	-
Proceeds from Short-Term Debt	8,950	-
Proceeds from Long-Term Debt	24,672	64,589
Payments on Debt	(6,064)	-
Net Cash provided by Financing Activities	218,435	309,089
Cash at the beginning of period	3,643	0
Net Cash increase (decrease) for period	44,458	3,643
Cash at end of period	48,101	3,643

Statement of Changes in Shareholder Equity

	Common Stock		Preferred Stock					
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	APIC	Deferred Compensation	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/19	8,200,000	82	-	-	82,235	(75,004)	(22,584)	(15,271)
Issuance of Common Stock	796,000	8	-	-	344,492	-	-	344,500
Net Loss	-	-	-	-	-	-	(439,019)	(439,019)
Ending Balance 12/31/2019	8,996,000	90	-	-	426,727	(75,004)	(461,603)	(109,790)
Issuance of Common Stock	680,289	1	-	-	59,999	-	-	60,000
Issuance of Preferred Stock	-	-	347,448	3	130,874	-	-	130,877
Forfeit of Restricted Stock Grant	(225,000)	(2)	-	-	(56,248)	56,250	-	-
Vesting of Restricted Stock grant	-	-	-	-	-	18,752	-	18,752
Net Loss	-	-	-	-	-	-	(205,331)	(205,331)
Ending Balance 12/31/2020	9,451,289	89	347,448	3	561,352	(2)	(666,934)	(105,492)

Univoice Corporation, Inc
Notes to the Unaudited Financial Statements
December 31st, 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Univoice Corporation, Inc. ("the Company") was formed on September 6, 2018 under the laws of the State of Delaware. The Company plans to earn revenue from a language learning application that it has developed.

The Company will conduct a crowdfunding campaign under regulation CF in 2021 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation - ASC 718-10-50

For the year ended 2019, the company granted a 3rd party advisor 100,000 shares of immediately vested shares of common stock for services performed. The fair value for stock compensation expense associated with the issuance was $100,000 as determined by assigning par value of $1 to each share granted. Since there is no secondary market activity, management believes an increase in the value of the company's stock relative to the previous year is appropriate considering the progress on core product development, patent activity, and growth of the team.

For the year ended 2020, the company granted a 3rd party advisor 75,000 shares of immediately vested shares of common stock for services performed. The fair value for stock compensation expense associated with the issuance was $75,000 as determined by assigning par value of $1 to each share granted. Since there is no secondary market activity, management believes an increase in the value of the company's stock relative to the previous year is appropriate considering the progress on core product development, patent activity, and growth of the team.

Summary of Share-based Compensation Arrangements

	Year Ended December 31st	
	2019	2020
Beginning shares granted	8,200,000	8,300,000
Granted during the period	100,000	-
Vested	133,333	433,333
Total Cumulative Shares Granted for Compensation	8,300,000	8,300,000
Ending Shares Remaining to Vest	666,667	233,334
weighted-average grant-date fair value of shares vested	0.75000	0.25000
Average grant-date fair value of shares granted	1.00000	-

Options: Management granted 100,000 options to employees that vest over a 4 year period.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price
Total options outstanding, January 1, 2019	-	-
Granted	-	-
Exercised	-	-
Expired/cancelled		
Total options outstanding, December 31, 2019	-	-
Granted	100,000	1.50
Exercised	-	1.50
Expired/cancelled	-	
Total options outstanding, December 31, 2020	100,000	1.50
Options exercisable, December 31, 2020	-	1.50

	Nonvested Options	Weighted Average Fair Value
Nonvested options, January 1, 2019	-	-
Granted	-	-
Vested	-	-
Forfeited	-	
Nonvested options, December 31, 2019	-	-
Granted	100,000	1.50
Vested	-	-
Forfeited	-	-
Nonvested options, December 31, 2020	100,000	1.50

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

See Note 5.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Loans from shareholders

On November 19, 2019, the Company entered into a loan agreement with a shareholder for $15,000 with an interest rate of 3% and a maturity date of December 1, 2021. The first payment was due February 1st, 2020 in the amount of $5,000. This loan is not secured. The balance of this loan was $9,000 as of December 31, 2020, respectively.

On October 21, 2019, the Company entered into line of credit agreements with shareholders for the purposes of funding operations. The maximum line of credit available to the Company was $150,000 for the year ended 2020 with an interest rate of 3.02% per annum. The amount is to be repaid at the demand of the shareholders, or with maturity dates of 2028 and 2029. The balance of this line of credit was $96,852 as of December 31, 2020.

Debt Principal Maturities 5 Years Subsequent to 2020	
Year	**Amount**
2021	9,000
2022	-
2023	-
2024	-
2025	-
Thereafter	96,852

NOTE 6 – EQUITY

On September 2nd, 2020, the Company amended its original Certificate of Incorporation to increase the amount of authorized common shares from 10,000,000 to 30,000,000 with the same par value of $0.00001 per share. 8,996,000 and 9,451,289 shares of Common Stock were issued and outstanding as of December 31, 2019 and 2020, respectively.

Furthermore, the Company's Amended and Restated Certificate of Incorporation also authorized 5,000,000 shares of Preferred Stock with a par value of $0.00001 per share. 347,448 shares of Preferred Stock were issued and outstanding of December 31, 2020.

Common and Preferred Shareholders are entitled to one vote per share and dividends on a pari passu basis.

Preferred Shareholders are senior to Common Shareholders in terms of rank for payment of dividends and distribution of assets upon the liquidation, dissolution, or winding up of the Company. However, of the 5,000,000 shares of Preferred Stock, 600,000 will be issued as "Series Seed Preferred Stock" which will be senior to, or on par with other classes of Preferred Stock.

Preferred Shareholders are protected from any alteration or change to their rights, powers, and privileges as set forth in the Certificate of Incorporation, as well as their seniority in rank should any new classes of stock be authorized, as long as a minimum of 25% of the initially issued shares of Preferred Stock remain outstanding.

Preferred Shareholders have the right to convert shares into Common Stock at a rate of 1 to 1 at the discretion of the shareholder or automatically convert upon either the closing of the sale of shares of Common Stock to the public in a public offering, or the mandatory conversion time as specified by vote or written consent by requisite holders.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 7, 2021, the date these financial statements were available to be issued.

In 2021, the Company entered into a subscription agreement for the purpose of raising funds from accredited and non-accredited investors by selling 2,461,039 shares of Series Seed Preferred Stock with par value of $0.00001. The minimum target amount to be raised in the offering is $50,000.02 and the maximum amount is $1,069,999.94.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

Since December 31, 2020 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

Concentration risk: product

We currently provide a single product offering. If we do not develop successful new products improve existing ones, our business will suffer. Our ability to engage, retain, and increase our user base and to generate our revenue will depend heavily on our ability to successfully create or improve products both independently and together with third parties. We may introduce significant changes to our existing products or develop and introduce new and unproven products with which we have little or no prior development or operating experience.

As a startup, our CEO is considered key personnel. Anything preventing his regular involvement would temporarily hinder operations.

While processes are constantly being developed to create standard procedures, our CEO currently plays a major role in operations. Should health issues prevent his involvement, the business will likely incur a period of reduced output and operations.

Possibility for copyright infringement allegations.

To this end, we've indemnified Univoice for any such allegations, in our direct licensing agreements with music content owners.

Our future success depends on the efforts of a small management team.

The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Dissatisfied music owners

Music owners may threaten to take down their content from our platform on the basis that they may request an unreasonable increase in their % revenue / royalty share; to this end, we're diversifying our music catalogue between many different content owners, such that takedowns from a few owners would have marginal impact.

Risk of technological unfeasibility

We're breaking new grounds with AI/ML-based development undertakings; in the event that we are unsuccessful in building in-house tools for streamlined operations and increased product precision, we will be forced to rely on 3rd party tools; in addition to inefficiencies this may pose, this approach may become cost-prohibitive, as we scale our user base.

We are an emerging growth Company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth Company, and, for as long as we continue to be an emerging growth Company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth Company, as defined in the JOBS Act, for up to five years following our IPO.